Exhibit 2.2

Amendment to Agreement and Plan of Merger

This Amendment to Agreement and Plan of Merger (the “Amendment”) is made as of January 10, 2002, among Advanced Power Technology, Inc., a Delaware corporation (“Parent”), GHz Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and GHz Technology, Inc., a California corporation (the “Company”).

A.            Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger dated December 6, 2001 (the “Merger Agreement”).

B.            Parent, Merger Sub and the Company desire to make certain changes, modifications and amendments to the Merger Agreement in accordance with Section 7.3 thereof.

NOW THEREFORE, the parties agree as follows:

1.             Merger Consideration.  The first sentence of Section 2.2 is amended in its entirety to read as follows:

“The aggregate Merger Consideration shall be equal to 1,494,373 shares of Parent Common Stock and up to $13,365,178 in immediately available funds (collectively, the “Aggregate Merger Consideration”); provided, however, the Aggregate Merger Consideration will be subject to change as follows: in the event that any Company Stock Options and/or the Company Warrant are exercised in accordance with their terms after December 6, 2001 and prior to the Closing, (i) the aggregate number of shares of Parent Common Stock issued as part of the Aggregate Merger Consideration will be increased by 0.2600 share for each additional share of Common Stock issued pursuant to any such exercise, and (ii) the aggregate amount of cash to be distributed as part of the Aggregate Merger Consideration shall be increased by an amount equal to $0.8075 for each additional share of Common Stock issued pursuant to any such exercise.”

2.             Conversion of Capital Stock.  Sections 2.3.1.1, 2.3.1.2 and 2.3.1.3 are deleted in their entirety and replaced with the following:

“2.3.1.1                   Summit Ventures IV, L.P. and Summit Investors III, L.P. (collectively, “Summit”): In exchange for 1,535,273 shares of the Company’s Series A Preferred Stock and 1,535,921 shares of the Company’s Series B Preferred Stock, and subject to adjustment pursuant to Section 2.5, Parent will pay to Summit $8,783,503 in immediately available funds and will issue to Summit 452,335 shares of Parent Common Stock (collectively, the consideration specified in this Section 2.3.1.1 is referred to as the “Summit Merger Consideration”).  Summit will receive 0.1133 share of Parent Common Stock and $2.20 in immediately available funds for each share of Company Common Stock (on an as-if-converted basis) held by Summit;

2.3.1.2                     Agere Systems Inc. (“Agere”):  In exchange for 727,687 shares of the Company’s Series C Preferred Stock held by Agere, and subject to adjustment pursuant to Section 2.5, Parent will pay to Agere $1,601,491 in immediately available funds and will issue to Agere 82,474 shares of Parent Common Stock (collectively, the “Agere Merger Consideration”). Agere will receive 0.1133 share of Parent Common Stock and $2.20 in immediately available funds for each share of the Company Common Stock (on an as-if-converted basis) held by Agere; and

2.3.1.3                     Common Stockholders: In exchange for 3,690,630 shares of Company Common Stock held by Company stockholders other than Summit and Agere, and subject to adjustments pursuant to Section 2.5, Parent will pay to such stockholders $2,980,184 in immediately available funds and will issue to such stockholders 959,564 shares of Parent Common Stock (the “Common Stockholder Merger Consideration”).  The holders of Company Common Stock will receive 0.2600 share of Parent Common Stock and $0.8075 in immediately available funds for each share of Company Common Stock.   Collectively, the Summit Merger Consideration, the Agere Merger Consideration and the Common Stockholder Merger Consideration are referred to as the “Merger Consideration.”  The Merger Consideration is subject to adjustment as provided in Section 2.2 and shall not exceed the Aggregate Merger Consideration.”

3.             Effect of Amendment.  The provisions of this Amendment shall be effective as of the date hereof.  Except as specifically modified by this Amendment, the Merger Agreement shall remain in full force and effect and shall be binding on all parties thereto.

4.             Capitalized Terms.  Capitalized terms not otherwise defined in this Amendment shall have the meaning set forth for such terms in the Merger Agreement.

5.             Counterparts.  This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Agreement and Plan of Merger as of the day and year first hereinabove written.

Advanced Power Technology, Inc.	GHz Acquisition, Inc.

By:	By:
Name:	Name:
Its:	Its:

GHz Technology, Inc.

By:
Name:
Its: